UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

LL Flooring Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

55003T107

(CUSIP Number)

Avi Cohen

2350 W O Smith Street

Lawrenceburg, TN 38464

617-851-9635

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 2, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 55003T107

1	Names of Reporting Persons F9 Investments, LLC (Single Member LLC with Thomas D. Sullivan Single Member)
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 2,698,907
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,698,907

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,698,907
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.8%
14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 55003T107

1	Names of Reporting Persons Thomas D. Sullivan
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 1,100
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 1%
14	Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 55003T107

1	Names of Reporting Persons John Jason Delves
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 13,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 13,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 1%
14	Type of Reporting Person IN

AMENDMENT NO. 7 TO SCHEDULE 13D

This Amendment No. 7 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of LL Flooring Holdings, Inc., a Delaware corporation (“LL”). This Amendment is being filed to amend the Schedule 13D that was originally filed on May 25, 2023, as amended by Amendment No. 1 filed on May 30, 2023, Amendment No. 2 filed on June 12, 2023, Amendment No. 3 filed on August 17, 2023, Amendment No. 4 filed on November 14, 2023, Amendment No. 5 filed on January 18, 2024 and Amendment No. 6 filed on April 11, 2024 (collectively, the “Schedule 13D”). Other than information set forth on the cover pages and Items 4 and 6 below, no other information in the Schedule 13D is being amended. Unless otherwise indicated in this Amendment, all capitalized terms have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

As previously disclosed, by letter dated November 14, 2023 to LL, Thomas D. Sullivan nominated each of himself, John Jason Delves and Jill Witter (each, a “Nominee” and collectively, the “Nominees”) for election to LL’s Board of Directors (the “Board”) at the 2024 annual meeting of stockholders of LL (the “Annual Meeting”). On April 24, 2024, LL announced that it currently plans to hold the Annual Meeting of Stockholders on July 10, 2024 and that because the scheduled date of the Annual Meeting is more than 30 days after the anniversary of its 2023 annual meeting of stockholders, LL provided notice of certain revised deadlines for the submission of stockholder proposals in connection with the Annual Meeting. Mr. Sullivan therefore submitted a second letter to LL, dated May 2, 2024, nominating each of the Nominees for election to the Board at the Annual Meeting. In connection therewith, Mr. Sullivan intends to solicit proxies from the beneficial owners of the Common Stock to vote for the election of each of the Nominees as a director of LL. The biographies of the Nominees are set forth below:

Thomas D. Sullivan is a long-time businessman and entrepreneur and has been the sole owner and founder of F9 since 2008. F9 is a private equity company which owns, directly or indirectly, among other enterprises, F9 Brands, LLC (“F9 Brands”), Cabinets To Go, Southwind Building Products, Gracious Home, MSW Power, Inc., F9 Properties, LLC and Vignobles Sullivan, LLC. Mr. Sullivan founded Lumber Liquidators (currently known as LL Flooring Holdings, Inc.) in 1994, and served as its Chief Executive Officer and President from that time until 2006. Mr. Sullivan also served as Chairman of the Board of Directors of Lumber Liquidators (currently known as LL Flooring Holdings, Inc.) from 1994 to May 2015. In May 2015, at the request of the Board of Directors of Lumber Liquidators (currently known as LL Flooring Holdings, Inc.), he stepped down as Chairman to temporarily assume the position of interim Chief Executive Officer between May and November 2015. He continued to serve on the Board of Directors of Lumber Liquidators (currently known as LL Flooring Holdings, Inc.) through December 2016.

John Jason Delves is the President and Chief Executive Officer of F9 Brands. He was President of Cabinets To Go from July 2019 until June 2020, when he assumed the additional position of Chief Executive Officer. Mr. Delves was the President of Wood Fiber Technologies, Inc. from 2006 to June 2019, a hardwood floor manufacturer with national distribution, President of Beasley Flooring Products, Inc. from 2015 to 2019, a hardwood and engineering flooring products manufacturer and a supplier to the Company during his tenure, and President of Beasley Flooring Products, LLC from 2003 to 2015, a manufacturer of engineered flooring and molding products.

Jill Witter has provided compliance and legal consulting services to F9 and its subsidiaries starting in April 2018. She has been employed by Park Street Management, Inc., a subsidiary of F9, since April 1, 2019. In such capacity, Ms. Witter has served as Chief Legal Officer and Secretary for F9 and F9-owned entities, including F9 Brands and Cabinets to Go, since 2019. Ms. Witter was the Chief Legal Officer of Lumber Liquidators (currently known as LL Flooring Holdings, Inc.) from July 2015 to August 2017. She is also the principal of J. Witter Consulting, a provider of alternative dispute, legal management and compliance services, and through which she provided services to Cabinets To Go from June 2018 to April 2019.

The Reporting Persons intend to review their investment in LL on a continuing basis. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to other entities. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ evaluation of numerous factors, including, among other things, the outcome of any discussions referenced in the Schedule 13D, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of LL’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments.

From time to time, the Reporting Persons may engage in discussions with the Board and/or members of LL’s management team concerning, including, without limitation, potential business combinations and strategic alternatives, the business, operations, capital structure, governance, management, strategy of LL and other matters concerning LL. The Reporting Persons may express their views to the Board and/or members of LL’s management team and/or the public through social media or other channels with respect to LL’s business, products and service offerings.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to change their plans at any time, as they deem appropriate, and in light of his ongoing evaluation of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of LL’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

THIS SCHEDULE 13D IS NOT A SOLICITATION AND THE REPORTING PERSONS ARE NOT HEREBY SOLICITING ANY STOCKHOLDER OF LL TO VOTE, WITHHOLD A VOTE, GRANT A PROXY WITH REGARD TO, OR IN ANY WAY TAKE ANY ACTION WITH REGARD TO, OR IN ANY OTHER WAY TAKE ACTION WITH REGARD TO THE ELECTION OF DIRECTORS OR ANY OTHER MATTER.

Mr. Sullivan intends to file a proxy statement with the United States Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies for the Annual Meeting and furnish the definitive proxy statement to holders of the Common Stock, together with a proxy card. INVESTORS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) THAT MR. SULLIVAN FILES WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the proxy statement, any amendments or supplements to the proxy statement and other documents that Mr. Sullivan files with the SEC from the SEC’s website at www.sec.gov.

The Reporting Persons and the Nominees may be deemed to be participants in the solicitation of proxies from holders of the Common Stock in connection with the matters to be considered at the Annual Meeting. Information about such participants’ beneficial ownership of the Common Stock is set forth in the Schedule 13D. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Annual Meeting will be included in the proxy statement that Mr. Sullivan may file with the SEC.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

F9 has entered into an Indemnification Agreement with each Nominee as described in Amendment No. 4 the Schedule 13D, a form of was filed as Exhibit B thereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2024	F9 INVESTMENTS, LLC

	By:	/s/ Thomas D. Sullivan
	Name:	Thomas D. Sullivan
	Title:	Managing Member, Single Member

/s/ Thomas D. Sullivan
Name: Thomas D. Sullivan

/s/ John Jason Delves
Name: John Jason Delves